SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 29, 2006

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following media release, which appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 29 March 2006

Media release

Changes to the Pension Fund of UBS in Switzerland

UBS will be making changes to its Pension Fund in Switzerland with effect from 2007. With these moves, UBS will ensure that it continues to provide its employees a competitive pension plan over the long term. The financial viability of the fund will be strengthened without the need for higher contributions from the participants.

The extra contributions associated with these changes – around CHF 100 million annually – will be financed by UBS. The Pension Fund of UBS will also make a one-time contribution from reserves of approximately CHF 760 million.

Zurich/Basel, 29 March 2006 – The Pension Fund of UBS (PF UBS) and UBS have approved a number of changes that will take effect on 1 January 2007. PF UBS will convert the pension plan from a defined benefit plan to a defined contribution plan, adjust the technical interest rate from 4% to 3.5% and decrease the AHV coordination amount.

In taking these measures, PF UBS and UBS seek to ensure the fund’s continued ability to provide competitive benefits and to guarantee its long-term financial viability. In the future, participants will be able to profit from good investment performance, but they will also acquire increased investment risk.

The adjustment of the technical interest rate makes a one-time increase in the actuarial reserve necessary and leads to an increase in future contributions. This should ensure that the current level of benefits can be maintained even if investment income is lower. PF UBS will assume the one-time cost – approx. CHF 760 million – of increasing the actuarial reserve from its fluctuation reserve of CHF 4.6 billion.

In order to avoid higher contributions by plan participants, UBS will fully finance the extra annual contributions of about CHF 100 million resulting from these changes. The income statement-related expenses to UBS for PF UBS will rise by this amount beginning in 2007. The charge was CHF 468 million in 2005.

Media Relations 29 March 2006 Page 2 of 3

Details of the changes:

•	The technical interest rate, which is used to value the pension fund’s future liabilities, will fall from the current 4% to 3.5%. By increasing the actuarial reserve and making extra annual contributions, it will still be possible to achieve the same projected level of benefits with an average return on accumulated retirement capital of 3.5%. The one-time cost of increasing the actuarial reserve will be financed by PF UBS. UBS will assume the entire recurring costs of the extra contributions.

•	The pension plan will be converted from the current defined benefit plan into a defined contribution plan. This means that in the future the retirement pension will be determined by the contributions and the investment return achieved on the accumulated retirement capital. The new pension model is designed to provide the same retirement benefits as the current defined benefit plan, i.e. 65% of the pensionable salary on retirement. However, investment performance and changes in participants’ salaries may result in these benefit targets being missed or exceeded.

On the date of the changeover from defined benefit to defined contribution, each participant’s starting capital in the defined contribution plan will be equal to the actuarial reserve needed to achieve the participant’s benefit target. The changeover from defined benefit to defined contribution will not lead to an increase in the contributions paid by participants.

Benefits in the event of disability or death will continue to be insured according to the defined benefit principle. Thus, the disability pension is 65% of the pensionable salary.

•	The AHV coordination amount will be reduced from the current maximum of CHF 34,457 to a maximum of CHF 22,575, thereby increasing the pensionable salary, as well as annual contributions and benefits. The higher contributions will likewise be assumed by UBS. The higher pensionable salary will improve capital accumulation and, consequently, future pension benefits.

PF UBS and UBS are convinced that these steps will ensure that the Pension Fund can continue to provide excellent and competitive benefits over the long term.

UBS has also decided to provide pensioners of PF UBS in Switzerland with a voluntary one-time additional monthly pension payment in April 2006, with an aggregate amount of CHF 54 million.

UBS

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international corporate culture that embraces change.

Media Relations 29 March 2006 Page 3 of 3

UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the leading global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with 39% of its employees working in the Americas, 37% in Switzerland, 16% in Europe and 8% in the Asia Pacific region. UBS’s financial businesses employ more than 69,500 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2005 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Bernhard Schmid
	Name:	Bernhard Schmid
	Title:	General Counsel Corporate Center

By:	/s/ Peter Oberholzer
	Name:	Peter Oberholzer
	Title:	Executive Director

Date: March 29, 2006